Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

WILLIAM T. ALLEN	DAVID S. NEILL
PETER C. CANELLOS	BERNARD W. NUSSBAUM
DAVID M. EINHORN	LAWRENCE B. PEDOWITZ
KENNETH B. FORREST	ERIC S. ROBINSON
THEODORE GEWERTZ	PATRICIA A. ROBINSON*
MAURA R. GROSSMAN	ERIC M. ROTH
RICHARD D. KATCHER	MICHAEL W. SCHWARTZ
DOUGLAS K. MAYER	ELLIOTT V. STEIN
ROBERT B. MAZUR	WARREN R. STERN
PHILIP MINDLIN	PATRICIA A. VLAHAKIS
ROBERT M. MORGENTHAU	AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA
COUNSEL
DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
AMANDA K. ALLEXON	MARK A. KOENIG
LOUIS J. BARASH	J. AUSTIN LYONS
DIANNA CHEN	ALICIA C. McCARTHY
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

January 7, 2015

Ms. Mary Beth Breslin

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	New STERIS Limited
Registration Statement on Form S-4
Filed November 26, 2014
File No. 333-200598

Dear Ms. Breslin,

On behalf of our client, New STERIS Limited, a corporation organized under the laws of England and Wales (“New STERIS” or the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated December 23, 2014 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

Holdco has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment No. 1, marked to show changes since the filing of the Registration Statement on November 26, 2014, and certain other information noted below.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Generally, the information contained herein with respect to Holdco has been furnished by Holdco, the information contained herein with respect to STERIS Corporation (“STERIS”) has been furnished by STERIS and the information contained herein with respect to Synergy Health Plc (“Synergy”) has been furnished by Synergy. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1 as filed on EDGAR. Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 1.

Questions and Answers about the Combination, page 1

1.	Please briefly explain the reasons for the structure of the transactions, including the reasons for the creation of New STERIS as a United Kingdom-based company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 9 of the “Summary” section, and on page 42 of Amendment No. 1. The Company believes the description is best suited for the “Summary” section, as it contains more substantive information about the structure of the transaction, whereas the “Q&A” section is focused more on technical and process questions.

Interests of Certain Persons . . ., page 18

2.	Please quantify the amount of each excise tax payment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 97 of Amendment No. 1.

Background of the Combination, page 46

3.	Please revise to clarify the reasons for the 25% ownership interest requirement referenced in the August 15, 2014 letter.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 47 of Amendment No. 1.

4.	We note the “preliminary valuation analysis,” “financial analyses” and “financial presentations” provided by Lazard on multiple dates from August-October 2014. Please provide us supplementally any written materials prepared by the financial advisor for the board of directors, such as any board books or related materials.

Response: We note that the materials distributed by Lazard from August-October 2014 to assist the board of directors in evaluating the transaction are being submitted to the Staff by Sullivan & Cromwell, counsel to Lazard, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, we hereby request that those materials be returned to Sullivan & Cromwell immediately following completion of the Staff’s review thereof. By separate letter, Sullivan & Cromwell has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. Section 200.83.

Miscellaneous, page 64

5.	Please revise to clarify the portion of the fee contingent on completion of the transaction. Please also revise to clarify the amount of any compensation received or to be received by the financial advisor as a result of the relationships mentioned in the second paragraph. See Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Miscellaneous” on page 65 of Amendment No. 1 to clarify the portion of the fee contingent on completion of the transaction and the amount of compensation received or to be received by Lazard as a result of the relationships mentioned in the second paragraph of such section.

STERIS and Synergy Unaudited Prospective Financial Information, page 65

6.	Please revise to disclose all material assumptions underlying the projections included in this section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 66, 67 and 68 of Amendment No. 1.

Certain United Kingdom Tax Considerations, page 89

7.	We note this section discusses only “certain” limited aspects of United Kingdom taxation. Please revise to discuss all material tax consequences.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 91 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements, page 102

Notes to Unaudited Pro Forma Condensed Combined and Consolidated Financial Statements, page 106

Note 1. Basis of Presentation, page 106

8.	We note that the total estimated purchase price has been measured using the closing market price of STERIS common stock as of October 10, 2014 instead of the closing share price as of the date this proxy statement/prospectus was filed. Additionally, we note that you use an exchange rate as of October 10, 2014. Please tell us whether you intend to update your S-4 to use a closing market price and exchange rate within a date closer to the effectiveness of your filing.

Response: We do intend to update the purchase price and pro forma statements utilizing a market price for STERIS common stock and an exchange rate as of a date closer to the effective date of the filing in the final amended filing. The related analysis of the sensitivity of the purchase price to changes in the market value of STERIS common stock will also be updated.

Note 3. Pro Forma Transaction Adjustments, page 109

(a) Inventory, page 109

9.	We note that an adjustment to cost of revenues of $9,333,000 for the year ended March 31, 2014 has been included in the pro forma statements based on an assumption that inventory will turnover during the first year post acquisition. Please tell us how this adjustment is in accordance with Rule 11-02(b)(5) of Regulation S-X which states that “material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately. It should be clearly indicated that such charges or credits were not considered in the pro forma condensed income statement.”

Response: The pro forma income statement for the year ended March 31, 2014 has been revised in Amendment No. 1 to exclude the adjustment to cost of revenues as provided by Rule 11-02(b)(5) of Regulation S-X. Further, a statement to this effect has been added to Note 3. Pro Forma Transaction Adjustments in Amendment No. 1.

10.	In a related matter, we noted the pro forma condensed combined statement of income as of March 31, 2014 does not include a reference to the inventory adjustment outlined in footnote 3(a). Please revise the filing as necessary to include a cross-reference to that footnote.

Response: As a result of the change made in response to Question 9, no revision was deemed necessary.

Enforceability of Civil Liabilities, page 158

11.	Please identify counsel who provided the advice referenced here and file their consent as an exhibit. Please also add a risk factor discussing the risks related to the matters referenced in this paragraph.

Response: The Company has deleted this section and replaced it with a risk factor on page 28 of Amendment No. 1.

Incorporation of Certain Documents by Reference, page 166

12.	Please revise to incorporate by reference all reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act since March 31, 2014. See Item 11(a)(2) of Form S-4. Also, it appears that no Form 8-K was filed on August 8, 2014, contrary to your disclosure here. Please revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 168 of Amendment No. 1.

Signatures, page S-1

13.	Please include the signatures of the required members of your board of directors and your authorized representative in the United States. Please also indicate which individual listed below the second paragraph of text signed in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures of Form S-4.

Response: We respectfully advise the Staff that Michael J. Tokich has been appointed as Chief Accounting Officer of Holdco and the signature block on page S-1 has been revised to reflect that Mr. Tokich is signing in his capacities as Senior Vice President, Chief Financial Officer, Chief Accounting Officer, Treasurer and as a Director.

Exhibit 8.1

14.	In the second paragraph, counsel states that the discussion of the tax consequences in the section beginning on page 81 “is accurate in all material respects.” Please ask counsel to revise its opinion to state clearly that the disclosure in such section is counsel’s opinion. See Section III.B.2 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, Wachtell, Lipton, Rosen and Katz has revised its opinion in Exhibit 8.1, as well as the disclosure on page 84 of Amendment No. 1.

*                    *                     *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1343.

Sincerely, /s/ Mark Gordon Mark Gordon, Esq. Wachtell, Lipton, Rosen & Katz

cc:

J. Adam Zangerle

Vice President, General Counsel and Secretary

STERIS Corporation